FILE NO.
070-07018

CONESVILLE COAL PREPARATION COMPANY
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 23463
BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2004

CONTENTS
Exhibit
Statements of Income	1

Balance Sheets	2

Statements of Quantities of Coal Processed and
Customer Billings for Coal Washing Services	3

Statements of Cost of Operation	4

Price Per Ton of Coal Deliveries	5

Exhibit 1

CONESVILLE COAL PREPARATION COMPANY
STATEMENTS OF INCOME
BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2004
(UNAUDITED)

	Month Ended			Three Months Ended
	January 31, 2004	February 29, 2004	March 31, 2004	March 31, 2004
	(in thousands)
OPERATING REVENUES -
Services to Parent	$858	$1,056	$1,090	$3,004

COST OF OPERATION	848	1,048	1,082	2,978

OPERATING INCOME	10	8	8	26

NONOPERATING INCOME	2	1	1	4

INCOME BEFORE
FEDERAL INCOME TAXES	12	9	9	30

FEDERAL INCOME TAX EXPENSE	6	3	4	13

NET INCOME	$6	$6	$5	$17

The common stock of the Company is wholly-owned by Columbus Southern Power Company.

Exhibit 2

CONESVILLE COAL PREPARATION COMPANY
BALANCE SHEETS
BY MONTH-END, FOR THE QUARTER ENDED MARCH 31, 2004
(UNAUDITED)

	January 31, 2004	February 29, 2004	March 31, 2004
	(in thousands)

ASSETS
MINING PLANT
Mining Plant in Service	$1,760	$1,760	$1,754
Accumulated Amortization	1,437	1,445	1,453

NET MINING PLANT	323	315	301

OTHER PROPERTY AND INVESTMENTS	87	82	77

CURRENT ASSETS
Cash and Cash Equivalents	2	2	2
Accounts Receivable - General	20	23	20
Accounts Receivable - Affiliated Companies	869	1,056	1,090
Advances to Affiliates	1,200	1,380	1,473
Materials and Supplies	1,331	1,353	1,341
Other	29	28	29

TOTAL CURRENT ASSETS	3,451	3,842	3,955

DEFERRED INCOME TAXES	1,643	1,655	1,657

DEFERRED CHARGES	41	37	29

TOTAL	$5,545	$5,931	$6,019

CAPITALIZATION AND LIABILITIES
SHAREOWNER'S EQUITY
Common Stock - Par Value $1,000:
Authorized - 500 Shares;Outstanding - 100 Shares	$100	$100	$100
Accumulated Other Comprehensive Loss	(66)	(66)	(66)
Paid-in Capital	400	400	400
Retained Earnings	1,246	1,252	1,257

TOTAL SHAREHOLDER'S EQUITY	1,680	1,686	1,691

OTHER NONCURRENT LIABILITIES	3,144	3,140	3,211

CURRENT LIABILITIES
Accounts Payable - General	178	161	136
Accounts Payable - Affiliated Companies	70	172	50
Taxes Accrued	90	113	131
Other	376	374	450

TOTAL CURRENT LIABILITIES	714	820	767

REGULATORY LIABILITIES	7	285	350

TOTAL	$5,545	$5,931	$6,019

Exhibit 3

CONESVILLE COAL PREPARATION COMPANY
STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
CUSTOMER BILLINGS FOR COAL WASHING SERVICES
BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2004

Services Rendered to Columbus Southern Power Company's Conesville Plant*	Raw Coal Input	Rejects	Clean Coal Output	Average Unit Price	Amount
(Month/Year)	(tons)	(tons)	(tons)	(per ton)	(000)

January 2004	176,058	20,740	155,318	$5.52	$858

February 2004	228,894	34,629	194,265	$5.44	$1,056

March 2004	220,853	29,769	191,084	$5.70	$1,090

*Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light Company and Columbus Southern Power Company, the parent of Conesville Coal Preparation Company

Exhibit 4

CONESVILLE COAL PREPARATION COMPANY
STATEMENTS OF COST OF OPERATION
BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2004

	January 2004	February 2004	March 2004	Three Months Ended March 31, 2004
	(in thousands)

Labor-UMW*	$179	$193	$403	$775
Benefits-UMW*	85	85	122	292
Operating Materials	59	36	45	140
Maintenance - Materials and Services	163	103	76	342
Electricity	73	72	68	213
Other Billed Services	27	30	27	84
Taxes Other Than Income Tax	18	18	29	65
Rentals	208	203	206	617
Depreciation	8	8	8	24
Cleaning Cost Normalization**	8	277	65	350
Other	20	23	33	76

Total	$848	$1,048	$1,082	$2,978

* United Mine Workers of America.

** Represents the deferral/accrual required to establish revenue based on forecasted results for the remainder of the year. The amount of cleaning cost normalization is established on an “overall” company basis (i.e., not itemized) and is eliminated by year-end.

Exhibit 5

COLUMBUS SOUTHERN POWER COMPANY
PRICE PER TON OF COAL DELIVERIES
BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2004

	January 2004		February 2004		March 2004

Clean Coal Deliveries from Conesville Coal
Preparation Plant (a)	34.38	*	35.41	*	35.78	*

Notes: (a) Coal cleaned by Conesville Coal Preparation Plant and delivered to Columbus Southern Power’s Conesville Generating Plant. These deliveries of clean coal will normally consist of coal cleaned from beginning inventory as well as current month deliveries.

* Average price per ton.